Exhibit 99.1

Trip.com Group Announces Proposed Offering of Up to US$500 Million Exchangeable Senior Notes

SHANGHAI, July 13, 2020 — Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged-tour and in-destination services, corporate travel management, and other travel-related services, today announced that it proposes to offer up to US$500 million in aggregate principal amount of exchangeable senior notes due 2027 (the “Notes”) in offshore transactions outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) (the “Notes Offering”), subject to market conditions and other factors. Upon exchange, the Company will pay or deliver to such exchanging holders, cash, American depositary shares (“Huazhu ADSs”) of Huazhu Group Limited (Nasdaq: HTHT) (“Huazhu”), each representing as of the date of this press release one ordinary share of Huazhu, par value $0.0001 per share, or a combination of cash and Huazhu ADSs, at its election subject to certain conditions. The exchange rate and other terms of the Notes have not been finalized and will be determined at the time of pricing of the Notes Offering.

The Company plans to use the net proceeds from the Notes Offering for general corporate purposes, including repayment of any existing financial indebtedness.

The Notes, the Huazhu ADSs deliverable upon exchange of the Notes, if any, and the ordinary shares of Huazhu represented thereby have not been registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) unless the Notes are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in any attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@trip.com

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